SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2007

NASPERS LIMITED

(Translation of registrant's name into English)

Naspers Centre
40 Heerengracht
Cape Town
SOUTH AFRICA 8001

(Address of principal executive offices)

(Indicate by check mark whether the registrant
files or will file annual reports under cover of Form 20-F
or Form 40-F.)

Form 20-F x   Form 40-F ___

(Indicate by check mark whether the registrant by
furnishing the information contained in this form is also
thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act
of 1934.)

Yes ___   No x

<u>EXHIBIT LIST</u>

<u>Exhibit</u>	<u>Description</u>	Sequential <u>Page Number</u>
	Naspers Limited, Naspers launches capital raising for expansion, dated February 27, 2007	

Naspers Limited

(Incorporated in the Republic of South Africa)

(Registration number 1925/001431/06)

share code: NPN ISIN Code: ZAE000015889

("Naspers" or the "Company" or the "Group")

NASPERS LAUNCHES CAPITAL RAISING FOR EXPANSION

Naspers today announced a capital raising by way of a private placement to institutional investors of new Naspers N shares ("New N Shares"), to raise the ZAR-equivalent of approximately US$750 million (the "Capital Raising"). The Capital Raising will be undertaken primarily by way of an issue of shares for cash under the JSE Listings Requirements. Application will be made for the New N Shares to be admitted to trading on the JSE Limited.

In addition, Naspers has granted an over-allotment option, pursuant to which it may issue up to an additional 15% of the number of shares placed in terms of the Capital Raising in order to cover over-allotments, if any.

Use of Proceeds
Proceeds from the Capital Raising will be used in the execution of Naspers's international investment strategy and to replenish internal resources utilised for the purposes of Naspers' acquisitions of Russian internet portal Mail.ru, Brazilian magazine publisher Abril and Chinese sports publisher Titan. Naspers is currently pursuing several acquisitions, some of which may be material, although no binding agreements have been entered into at this stage.

Recent Financial Performance Update
Naspers published its interim results for the six months ended 30 September 2006 on 29 November 2006. The Group has not published financial information in respect of the three month period to 31 December 2006. However, based on currently available information, the Group continues to grow. Revenue growth was largely driven by an increase of an additional 100,000 pay television subscribers for the period whilst advertising revenues continued to show growth. The internet businesses maintained their market leadership and the technology businesses showed progress.

Operating profit before amortisation and other gains/losses continued to grow at similar levels to that reported in September 2006.

However, investors need to be aware that the Group remains subject to the trading, political, regulatory and technological risks previously identified, as well as those which the Group may currently not foresee.

The above financial information has not been reviewed or audited by the Group's auditors.

Disclaimer
This announcement has been issued by, and is the sole responsibility of Naspers Limited.

The distribution of this announcement and the offer and sale of Naspers Limited N shares in certain jurisdictions may be restricted by law. Any persons reading this announcement should inform themselves of, and observe, any such restrictions. This announcement does not in any manner constitute an invitation to invest or an advertisement, notification, statement or announcement soliciting investment in the shares of Naspers Limited or an offer of securities for sale in the United States or in any jurisdiction in which such an offer or solicitation is unlawful. The securities referred to in this announcement have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States, except pursuant to registration or an applicable exemption from registration. No public offering of securities is being made into the United States.

Certain statements in this announcement constitute "forward looking statements" within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. Such forward looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Naspers Limited to be materially different from the future results, performance or achievements expressed or implied by such forward looking statements. These factors include those discussed in our reports submitted to the SEC. We undertake no obligation to update publicly or release any revisions to these forward looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events.

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                            NASPERS LIMITED

Date: February 27, 2007 by /s/Stephan J. Z. Pacak

                            Name: Stephan J. Z. Pacak
                            Title: Director